Exhibit 99.1
Press release

Ad hoc announcement pursuant to Art. 53 LR

SHL Telemedicine Ltd. to delist its ADRs from Nasdaq and terminate its U.S. ADR program and SEC reporting obligations

Company to maintain SIX Swiss Exchange listing of its ordinary shares

Tel Aviv / Zurich / New York March 11, 2025 – SHL Telemedicine Ltd. (NASDAQ: SHLT, SIX: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, announced its intention to voluntarily delist its American Depositary Receipts (“ADRs”) from the Nasdaq Capital Market (“Nasdaq”), terminate its ADR program and deregister from, and terminate its reporting obligations under, the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The delisting and termination of its ADR program and Securities Exchange Act registration and reporting will not affect the Company’s listing on the SIX Swiss Exchange, where its ordinary shares will continue to trade.

SHL intends to file a Form 25 with the Securities and Exchange Commission (“SEC”) on or about March 21, 2025 and provide a copy thereof to Nasdaq to effect the delisting of its ADRs. The delisting is expected to be effective on or about March 31, 2025, ten (10) days after the filing of the Form 25.  If the Company’s ADRs are delisted from Nasdaq on March 31, 2025, the last trading day for the ADRs on the Nasdaq will be March 28, 2025.

The Company intends to file a Form 15-F with the SEC on or about March 31, 2025 following the delisting to deregister from, and terminate its reporting obligations under, the Securities Exchange Act. Upon filing the Form 15-F, SHL’s reporting obligations under the Securities Exchange Act, including the filing and submission of annual reports on Form 20-F and reports on Form 6-K, will be immediately suspended. Deregistration from the Securities Exchange Act is expected to become effective 90 days after the filing of the Form 15-F, at which time the Company’s reporting obligations thereunder will be fully terminated. The Company remains current with its reporting requirements under the SIX Listing Rules, and information regarding the Company, including financial reports and press releases, will continue to be available in English on its website at www.shl-telemedicine.com.

In connection with the delisting and deregistration, the Company also intends to terminate its ADR program by instructing The Bank of New York Mellon, the depositary for the American Depositary Shares (“ADSs”), to issue a notice of the termination to the holders of ADSs at least ninety (90) days prior to the termination date, which is expected to be on or about June 16, 2025 (the “Termination Date”).

Holders of ADSs may cancel their ADSs and receive the ordinary shares underlying their ADS, which will continue to trade on the SIX Swiss Exchange.  The Company has agreed to pay the depositary’s $0.05 cancellation fee per ADS pursuant to the deposit agreement for holders of ADSs who voluntarily cancel their ADSs prior to the Termination Date.

In order to cancel their ADSs, ADS holders must tender their ADSs to the depositary for cancellation, together with proper cancellation instructions and documentation and the payment of any applicable charges and taxes set forth in the deposit agreement for the ADRs, and the depositary will instruct its custodian, UBS Switzerland AG, to deliver the underlying ordinary shares as directed in the cancellation instructions.  ADS holders wishing to cancel their ADSs in exchange for the underlying shares whose ADSs are held through a bank, broker or other nominee should contact their bank, broker or other nominee and instruct it to initiate the cancellation process with the depositary.  ADS holders may also contact the depositary by e-mail at drinstructions@bnymellon.com or drsettlements@bnymellon.com for additional information on how to cancel their ADSs.

The depositary has advised the Company that it intends to sell the ordinary shares underlying any ADSs that have not been voluntarily cancelled by the applicable holders and remain held under the deposit agreement after the Termination Date.  Thereafter, the depositary will hold uninvested the net proceeds of any such sales (after deducting the depositary’s $0.05 cancellation fee per ADS, together with any other applicable expenses, taxes or governmental charges as provided in the deposit agreement for the ADSs), unsegregated and without liability for interest, for the pro rata benefit of the holders of ADSs that did not voluntarily cancel their ADSs prior to being sold by the depositary, with such ADS holders becoming general creditors of the depositary with respect to such net proceeds.

ADS holders who do not want their underlying ordinary shares to be sold by the depositary and who wish to avoid being charged the depositary’s $0.05 cancellation fee per ADS are strongly urged to contact their bank, broker or other nominee through which they hold their ADSs to make arrangements for their ADSs to be cancelled prior to the Termination Date.

The Board of Directors of the Company decided to delist the ADRs from Nasdaq and terminate the Company’s Exchange Act registration and reporting obligations with the SEC given the current global economic climate and the business imperative for SHL to reduce its cost base. While the Company continues to grow its U.S. business, the Company believes that the SIX Swiss Exchange provides sufficient liquidity for SHL’s investors. The Company will continue to publish its annual report, interim results and communications on its website at www.shl-telemedicine.com.

SHL reserves the right to delay or withdraw the filing of Forms 25 and 15-F, and/or to delay or elect not to effect the delisting of the ADRs, deregistration and termination of its ADR program and reporting obligations under the Securities Exchange Act, for any reason.

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SIX Swiss Exchange: SHLTN). For more information, please visit our web site at https://www.shl-telemedicine.com.

Contacts

Fabienne Farner, IRF, Phone: +41 43 244 81 42, farner@irf-reputation.ch

Forward-Looking Statements

This notification contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements, including, the Company’s anticipated filings of the Form 25 and Form 15-F, Nasdaq delisting, the Securities Exchange Act deregistration, and the termination of Company’s SEC reporting obligations and the ADR program, and any potential cost savings resulting therefrom. Readers are cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from historical results or any future results expressed or implied by forward-looking statements. You should not place undue reliance on these forward-looking statements.  All written and oral forward-looking statements, attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements.  Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.